

10032603

SEC Mail Processing Section

NOV 24 2010

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foreside Investment Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Canal Plaza, 3rd Floor
(No. and Street)

Portland (City) Maine (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614 416 8821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, 11th Flr. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foreside Investment Services, LLC, as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
STATE OF OHIO

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

Notary Public

Signature

Financial and Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC and a Limited Liability Company)
(Formerly Performance Funds Distributor, LLC)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Foreside Investment Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC
and a Limited Liability Company)
(Formerly Performance Funds Distributor, LLC)
Portland, Maine

We have audited the accompanying statement of financial condition of Foreside Investment Services, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited liability company), (formerly Performance Funds Distributor, LLC) (the "Company") as of September 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Foreside Investment Services, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC and a limited liability company) (formerly Performance Funds Distributor, LLC) as of September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, New York
November 18, 2010

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**
NEW YORK ■ NEW JERSEY ■ CONNECTICUT ■ PENNSYLVANIA ■ FLORIDA ■ GRAND CAYMAN

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC and a Limited Liability Company)
(Formerly Performance Funds Distributor, LLC)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

Assets		
Cash	$ 92,557	
Prepaid expenses	10,149	
Other receivables	2,140	
Total Assets		$ 104,846
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$ 18,024	
Due to related parties	4,233	
Total Liabilities		$ 22,257
Commitments and Contingencies		
Member's Equity		82,589
Total Liabilities and Member's Equity		$ 104,846

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Foreside Investment Services, LLC (the "Company"), a limited liability company, is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Company was formerly known as Performance Fund Distributor, LLC. On February 22, 2010, the Company changed its name to Foreside Investment Services, LLC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in the distribution, wholesaling and marketing of private placements of securities in addition to providing Series 79 licensure and compensation related services to the investment banking industry. The Company served as distributor and principal underwriter for the Performance Funds (the "Funds") through September 30, 2009. Substantially all of the Company's revenues were earned from the Funds or from the investment advisors to the Funds. The sales of the Funds' shares were executed by third party broker-dealers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER RECEIVABLE

The Company extends unsecured credit in the normal course of business to its customers. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of September 30, 2010, the Company has not recorded an allowance for any potential non-collection.

INCOME TAXES

The Company is considered a disregarded entity for federal income tax purposes and is therefore required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of its parent and passed through to its owners. The Company is not subject to income taxes in any jurisdiction. The member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statement. The Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through November 18, 2010, which is the date the financial statement available to be issued.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, receivables, accrued expenses and other liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services. At September 30, 2010, amounts due to Foreside for these services amounted to $3,967. Such amounts are included in payable to related parties on the accompanying statement of financial condition. The aggregate amount charged to the Company by Foreside was $44,701 for the year ended September 30, 2010. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

At September 30, 2010, the Company owes Foreside Fund Services, LLC $266.

The Company received three cash contributions from its Parent during the year totaling $100,000.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10-to-1. At September 30, 2010, the Company had net capital of $70,300, which was $45,300 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2010 was 0.32 to 1.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i) - the Company does not maintain customer accounts, handle customer funds or safekeep customer securities.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 8 - SUBSEQUENT EVENT

Subsequent to September 30, 2010, the Company received a cash contribution of $50,000 from its Parent.

FORESIDE INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC and a Limited Liability Company)
(Formerly Performance Funds Distributor, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010